Exhibit (e)(9)

Nik

The Compensation Committee of the Board of Directors for Papa Murphy’s Holding LLC (“Company”) has approved the following retention package in contemplation of a near term transaction or sale of the Company. A transaction for purposes of payment of the retention package shall include any transaction whereby control of the company is transferred.

Upon the close of a transaction—you will receive:

1.	A lump sum payment equal to 50% of your then current salary.

2.	Vesting of all outstanding equity including awards made from the 2010 Management Incentive Equity Plan and the 2014 Management Incentive Equity plan.

In addition, a new Amended and Restated Executive Employment and Non-Competition Agreement will be provided to you which will eliminate the “double trigger” for stock acceleration in the event of a change in control. This will not alter the other severance provisions currently contained in the agreement so that in the event you are terminated after a transaction you will receive your full severance benefits in addition to the above described retention package.

It is also the intent of the compensation committee to make an additional equity award in the coming months on terms recommended by the comp committee and approved by the board in August 2018. In the event a transaction takes place, this equity would also be subject to the acceleration upon the closing.

Please sign below indicating your receipt of this letter and the acknowledgment of the terms contained herein.

Thank you for your tireless dedication to the brand.

Rob Weisberg

On behalf of the Papa Murphy’s Holdings LLC Board of Directors

/s/ Nik Rupp
Nik Rupp